Exhibit 2.1

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

dated 17 April, 2023 between

Flisom AG, Gewerbestrasse 16, 8155 Niederhasli, Switzerland, CHE-112.438.042

(the “Seller”),

and

Ascent Solar Technologies Inc., 12300 Grant Street, Suite 160, 80241 Thornton CO, USA,

(the “Buyer”),

(Seller and Buyer together the “Parties”, each a “Party”)

Preamble

Seller is a developer and manufacturer of photovoltaic (PV) thin film solar cells and produces high-efficiency thin film solar modules on flexible plastic foil using proprietary roll-to-roll manufacturing techniques;

Seller has concluded with PROCADRANS, Branch of Richemont International SA, route de l’Orée-du-Bois 7, 2300 La Chaux-de-Fonds, Switzerland, CHE-388.908.443 (“Procadrans”), an agreement for the supply of photovoltaic cells dated 2020 (as amended, supplemented and modified from time to time, the “Supply Agreement”), under which Seller undertook to supply Procadrans with photovoltaic cells for their integration into wristwatches manufactured and assembled by Procadrans for the Maisons of Richemont group;

Following the date hereof, subject to the satisfaction of certain terms and conditions, substantially all shares in Seller will be acquired by FL1 Holding GmbH (“FL1”) (the “SPA Closing”).

Seller wishes to sell and Buyer wishes to purchase, prior to the SPA Closing, all of the equipment of Buyer located at Seller’s Niederhasli, Switzerland facility, as more particularly identified in Exhibit 3.1 read with Annex 3.1 hereto, including the assets required for the manufacturing of the photovoltaic cells to be manufactured for the fulfillment of the Supply Agreement (including machines, raw materials), as contemplated under the Supply Agreement (the “Manufacturing Process”) and further including a transfer of those employees of Seller in Switzerland functionally predominantly working with the Specified Equipment (as defined in Exhibit 3.1) or for the Manufacturing Process. Further, Seller wishes to grant to Buyer and Buyer wishes to obtain from Seller a license for the non-exclusive use of the intellectual property rights used or useful in the operation of the Specified Equipment or the conduct of the Manufacturing Process, including the intellectual property rights more particularly identified on Exhibit  4.1 hereto (the “Specified IP”) on the terms set forth in a separate IP license agreement to be entered into between Buyer and Seller, as contemplated in Section 4.1. Finally, Buyer wishes, pursuant to a separate agreement to be entered into between the Parties following the date hereof and with no further consideration payable by Buyer (the “Subcontractor Agreement”), to produce the photovoltaic cells to be manufactured for the fulfillment of the Supply Agreement for their integration into wristwatches manufactured and assembled by Procadrans for the Maisons of Richemont group for Seller within the scope of the Manufacturing Process and Seller wishes to entrust Buyer with the production of the photovoltaic cells for their integration into wristwatches manufactured and assembled by Procadrans for the Maisons of Richemont group within the scope of the Manufacturing Process pursuant to subcontracting arrangements under which Buyer will receive all incoming proceeds from the fulfillment of the Supply Agreement, in each case on the terms set forth in the Subcontractor Agreement, which may be terminated by Seller, upon request of Deutsche Bank AG, Singapore Branch in case of a notified acceleration under the DB Facility Agreement, with a termination period of ten (10) days, and shall pay to Seller certain costs incurred by Seller for providing supporting services therefor pursuant to the Transition Service Agreement.

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Therefore, in consideration of the mutual covenants and promises contained herein, the Parties agree to enter today into this asset purchase agreement (the “Agreement”), with effective date and date of completion of the transactions contemplated by this Agreement each at the date of this Agreement (the “Effective Date”):

1	Conditionality of the Sale and Purchase of the Purchased Assets

1.1	The undertakings of the Parties to sell and acquire the Purchased Equipment (cf. Section 3), to enter into the IP License Agreement (cf. Section 4), and to transfer the Assumed Liabilities (cf. Section 6) (jointly, the “Purchased Assets”) shall be subject to (i) as regards the undertakings of Buyer contemplated in this Agreement, the delivery by Seller, by or on the Effective Date, of the documents set forth on Exhibit 1.1.1 and (ii) as regards the undertakings of Seller contemplated in this Agreement, the delivery by Buyer, by or on the Effective Date, of the documents set forth on Exhibit 1.1.2.

1.2	The Parties agree that, as from completion of the sale and transfer of the Purchased Assets, full and unrestricted ownership of and title to, and risk of loss in, the Purchased Assets shall pass from the Seller to the Buyer. As from that date, Buyer shall, in particular, be responsible for any and all related insurances for the Purchased Assets (including as regards social security insurances applicable to the Transferred Employees accruing from and after the Effective Date), subject to Section 9.13.

1.3	The Parties have agreed on certain services to be provided following the Effective Date by Seller to Buyer as regards the Purchased Assets as set out in the transition services agreement as attached hereto as Exhibit 1.3 (the “Transition Service Agreement”).

2	Sublease Agreement

2.1	On or prior to the date hereof, (i) the Parties have procured the written consent by the landlord of the Seller at Gewerbestrasse 16, 8155 Niederhasli, Switzerland for the Parties to enter into the Sublease Agreement (as defined hereinafter), (ii) all outstanding liabilities due by the Seller to the landlord of the Seller at Gewerbestrasse 16, 8155 Niederhasli, Switzerland shall have been satisfied by Seller, as set forth in Exhibit 1.1.1, and (iii) the Seller has procured the release of all Purchased Assets (as defined hereinafter) from the statutory retention right of the lessor pursuant to art. 268 of the Swiss Code of Obligations.

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2.2	The Parties have agreed and executed a sublease agreement regarding certain parts of the premises at Gewerbestrasse 16, 8155 Niederhasli, Switzerland currently leased by Seller (the “Manufacturing Facility”), with effective date being the Effective Date (the “Sublease Agreement”). The Sublease Agreement, duly signed by both Parties, is attached hereto as Exhibit 2.2. Pursuant to the terms of the Sublease Agreement, the hand-over of the property shall occur on the Effective Date.

3	Sale and Purchase of the Purchased Equipment

3.1	Seller undertakes to sell and transfer to Buyer, and hereby sells and transfers with effect as of the Effective Date to Buyer, and Buyer undertakes to acquire, and hereby acquires as of the Effective Date from Seller, for the consideration hereinafter set forth in Section 7.1, all of Seller’s legal and beneficial right, title and interest in, to and under the Specified Equipment and the other assets, rights and properties described in Exhibit 3.1 (collectively, the “Purchased Equipment”), in each case, free and clear of all mortgages, liens, charges, claims, security interests, leases, licenses, right of first refusal, option, judgments, pledges, or other encumbrances of any kind (collectively, “Liens”).

3.2	The Parties agree that the delivery of possession of the Purchased Equipment that constitutes tangible assets, which Seller shall ensure are all situated in the Manufacturing Facility, is executed at the Effective Date by the closing of the Sublease Agreement (handing-over of keys) in accordance with its terms at the Effective Date. Therefore, the Parties agree that the delivery of possession of such Purchased Equipment and the transfer of ownership in such Purchased Equipment is deemed to have taken place simultaneously with closing of the Sublease Agreement (handing-over of keys). In furtherance of the foregoing:

3.2.1	Seller agrees that all Purchased Equipment will be located in the premises of Seller at Gewerbestrasse 16, 8155 Niederhasli, Switzerland on the Effective Date.

3.2.2	Seller agrees to grant the Buyer possession of the Purchased Equipment. On the Effective Date, the Buyer shall physically take possession of the Specified Equipment at the premises of Gewerbestrasse 16, 8155 Niederhasli, Switzerland. To the extent to which the Buyer does not receive possession or the right of disposition of individual Purchased Equipment on the Effective Date, Seller shall keep them safe in trust for the benefit of Buyer from this time onwards, free of charge.

3.3	The Parties agree that, save for the Purchased Assets, no further assets shall be transferred from Seller to Buyer within the scope of the transactions contemplated under this Agreement, including any other:

i.	intellectual property, registered or unregistered, used by Seller or any Affiliate of Seller; or

ii.	assets, properties, or business of Seller or any Affiliate of Seller;

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provided that, the Specified Equipment shall include a non-exclusive, non-sublicensable license to use the Flisom Technology (such term defined under and its such use being governed by and subject to the terms of the IP License Agreement) related to or necessary for the operation, maintenance, repair or other utilization of the Specified Equipment in the manner utilized by Seller prior to the Effective Date, including for the production and sale to third parties of the types of products manufactured by Seller using the Specified Equipment prior to the Effective Date and further, subject to the production capacity of the Specified Equipment (as stated in Annex 3.1 to Exhibit 3.1 hereto), not being increased in any manner until all dues owing under the DB Facility Agreement have been repaid in full by the Seller, to the final written satisfaction of Deutsche Bank AG, Singapore Branch.

4	License of IP; Subcontractor Agreement.

4.1	As Buyer undertakes to take over the Manufacturing Process, the Parties have agreed and executed, for the consideration hereinafter set forth in Section 7.1, a separate IP license agreement regarding the non-exclusive, revocable, royalty-free license of certain intellectual property rights used or useful in the operation of the Specified Equipment or the conduct of the Manufacturing Process, including the intellectual property rights more particularly identified on Exhibit 4.1 hereto (the “Specified IP”) with effective date of the Effective Date (the “IP License Agreement”). The IP License Agreement may be terminated by the Seller in accordance with paragraph 2.1(a) of the Consent Request dated 17 April, 2023 granted by Deutsche Bank AG, Singapore Branch to the Seller (read together with the DB Facility Agreement) and/or in accordance with clause 7.3 of the IP License Agreement.

4.2	The IP License Agreement, duly signed by both parties, is attached hereto as Exhibit 4.2.

4.3	The Parties agree to negotiate in good faith and enter into the Subcontractor Agreement, on the terms described in the Preamble hereto, as promptly as practicable after the date hereof.

5	Transfer of Employees.

5.1	On the Effective Date, the employment contracts of those employees of Seller in Switzerland, who are functionally predominantly working in the Manufacturing Process (the “Transferred Employees”), are transferred by operation of law to Buyer, with all rights and obligations arising therefrom pursuant to art. 333 of the Swiss Code of Obligations, unless a Transferred Employee enters into a tri-partite agreement with Seller and Buyer, in a form to be agreed between Seller and Buyer as promptly as practicable after the Effective Date (the “Employee Confirmation Agreement”), which provides that either (a) such employee shall only transfer to Buyer with effect as of the first day of the calendar month following the six (6) month anniversary of the Effective Date (the “Transfer Date”) or (b) such employee shall continue to be employed by Seller with effect as of the Effective Date, in which case of this clause (b), such employee shall not be a Transferred Employee, and shall be deemed to be an Excluded Employee, for all purposes hereunder. An (anonymized) list of the anticipated Transferred Employees is attached hereto as Exhibit 5.1.

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For the avoidance of doubt, and in any case subject to any automatic transfer of employment under applicable law, any other employees of Seller whose employment relationships are not subject to Swiss law (including, without limitation, Hungarian law) and/or who are not functionally predominantly working in the Manufacturing Process (including, without limitation, employees in the general corporate management of Seller, in general corporate, financial, administrative and other supporting functions of Seller), shall not be Transferred Employees and will remain Seller’s employees beyond the Effective Date (the “Excluded Employees”).

5.2	Seller confirms that the Transferred Employees have been duly informed by the Seller, prior to the date hereof, of the transactions contemplated by this Agreement in accordance with statutory law. The Parties agree to use their respective commercially reasonable efforts to ensure that the Transferred Employees enter into an Employment Confirmation Agreement to the effect set forth in either Section 5.1(a) or Section 5.1(b) no later than two (2) Business Days before the first monthly salary payment is due to be paid to the Transferred Employees after the Effective Date, and in any event as promptly as practicable after the Effective Date.

5.3	The Parties agree and undertake that Buyer shall assume, as of the Transfer Date, any and all liabilities under or in connection with the employment agreements of the Transferred Employees which are incurred thereunder by the employer as from the Transfer Date (collectively, the “Assumed Employee Liabilities”). In addition, any and all payments, compensations or benefits, which are owed to the Transferred Employees and which are not yet due before the Transfer Date (the “Regular Payments”), shall be made and be borne by Buyer and not be pro-rated as regards the Transfer Date (including the next regular salary payments, bonus payments, payments of 13th salary, compensation for overtime and unused vacation, any and all social security contributions to be paid following the Transfer Date).

5.4	In case any of the Transferred Employee asserts a claim against Buyer relating to the employment relationship regarding the period prior to Transfer Date (other than for Regular Payments), Seller shall fully indemnify and hold Buyer harmless for all costs and expenses incurred in connection with such claim, including reasonable attorney’s fees and court costs. In case any of the Transferred Employee asserts a claim against Seller relating to the employment relationship regarding the period after the Transfer Date (including for Regular Payments and Assumed Employee Liabilities), Buyer shall fully indemnify and hold harmless Seller for all costs and expenses incurred in connection with such claim, including reasonable attorney’s fees and court costs.

Seller shall also fully indemnify and hold Buyer harmless for all such costs and expenses incurred in connection with any claim asserted against Buyer by any Excluded Employee relating to the employment relationship as a result of or in connection with the transactions contemplated by this Agreement, including with respect to any change of control/transaction related or similar bonus that may be payable in connection with the transactions contemplated by this Agreement.

6	Assumed Liabilities

6.1	Buyer undertakes to assume, and hereby assumes with effect as of the Effective Date, by way of assumption of liability with full discharge of the Seller (im Wege der Schuldübernahme mit befreiender Wirkung), all liabilities for Regular Payments and Assumed Employee Liabilities in accordance with Section 5 (collectively, the “Assumed Liabilities”).

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6.2	For the avoidance of doubt, the Parties acknowledge that the transactions contemplated under this Agreement shall not be, or deemed to be, an assignment of assets or a business with assets and liabilities pursuant to art. 181 CO or a transfer of assets pursuant to the provisions of the Swiss Merger Act. Under no circumstances does Buyer agree to assume responsibility for any liabilities of the Seller except as provided for by this Agreement.

6.3	Notwithstanding anything to the contrary contained in this Agreement, and regardless of whether such liability or obligation is disclosed herein or on any schedule or exhibit hereto, Buyer will not assume or be liable for the Excluded Taxes or any other liability or obligation of Seller or any Affiliate thereof not expressly included in the Assumed Liabilities (such liabilities and obligations, the “Excluded Liabilities”), and Seller agrees to pay or otherwise satisfy when due the Excluded Liabilities and to reimburse Buyer for any Excluded Liabilities Buyer incurs within 5 Business Days following receipt of notice of the Excluded Liability by Seller, during which time Seller may in good faith assess whether such obligation is an Excluded Liability.

7	Purchase Price; Taxes

7.1	The purchase price payable by Buyer to Seller on the Effective Date for the Purchased Assets and the granting of a license for the Specified IP under the IP License Agreement, shall be a fixed amount of USD 2,800,000 (the “Purchase Price”), payable as set forth in Section 7.3.

7.2	As promptly as practicable following the Effective Date, the Parties will agree on the allocation of the Purchase Price among the Purchased Assets.

7.3	On the Effective Date, the amount equal to the Purchase Price of USD 2,800,000, without any deductions, set-off or withholdings, shall be paid by Buyer, and applied by Seller, as follows: (i) Buyer shall pay USD 2,000,000 to the bank account of Deutsche Bank, Singapore Branch designated by Seller prior to the Effective Date, and (ii) (A) Buyer shall pay USD 800,000 to a bank account designated by Seller prior to the Effective Date, and (B) Seller shall use such funds on the Effective Date (x) first, to satisfy all outstanding liabilities due by the Seller to the landlord of the Seller at Gewerbestrasse 16, 8155 Niederhasli, Switzerland, as set forth in Exhibit 1.1.1 (to the extent not otherwise satisfied by or on behalf of Seller at or prior to the Effective Date), (y) second, to satisfy outstanding payment or other Liabilities owed to the employees of Seller at Seller’s Niederhasli, Switzerland facility as of the Effective Date, and (z) third, to satisfy, pay or otherwise discharge other Liabilities of Seller to non-Affiliated third-party creditors outstanding as of the Effective Date.

7.4	The Seller and the Buyer agree that the VAT notification procedure (Meldeverfahren) pursuant to article 38 VAT applies. By application of the VAT notification procedure, no specific indication of any VAT being due (e.g., incl. VAT, etc.) shall be made on any of the relevant documents for the sale, except for the notion that the VAT notification procedure applies. Buyer will duly register for Swiss VAT purposes with retro-effect as of Closing and provide Seller with a copy of the registration and valid VAT number. On or as promptly as practicable after the Effective Date, the Parties shall complete and sign all documents required to be filed under the VAT notification procedure (particularly form 764) and Seller shall timely file such documents with the SFTA. The Seller shall provide the Buyer with a copy of the documents filed.

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In the event that the application of the notification procedure is rejected by the SFTA, or the notification procedure is not applicable for any other reason, the Buyer will pay the additional VAT amount at the applicable rate on the Purchase Price within 10 days after the Seller providing a respective invoice. Buyer will bear late interest payable by the Seller accrued on the applicable VAT amount on the Purchase Price.

7.5	To the extent that it is necessary for purposes of this Agreement to allocate Taxes between the Pre-Closing Tax Period and the Tax period (or portion thereof) beginning on the day after the Effective Date, Seller and Buyer hereby agree that all Taxes relating to the Purchased Assets other than income, sales and use, value added and withholding Taxes shall be prorated to take into account the period of time such Purchased Assets were owned by Seller or Buyer, as the case may be. Seller shall be responsible for all such Taxes allocable to all times on or prior to the Effective Date, and Buyer shall be responsible for all such Taxes allocable to all times after the Effective Date. In the case of income, sale and use, value added and withholding Taxes attributable to a Tax period including, but not ending on the Effective Date, such Taxes shall, to the extent necessary for purposes of this Agreement be allocated on the basis of a closing of the books method.

8	Representations and Warranties

8.1	The representations and warranties of Seller are exhaustively listed in Exhibit 8.1.

8.2	The representations and warranties of Buyer are exhaustively listed in Exhibit 8.2.

8.3	The compensation for Damages, including those resulting from breach of any representation, warranty or covenant, if any, as well as the limitation on liability of the Parties, are set forth in Exhibit 8.3.

9	Miscellaneous

9.1	Notices to Third Parties

The Parties shall not make any notices to third parties (except Seller employees, Procadrans and the landlord of Seller at the Manufacturing Facility) concerning this Agreement and the transactions contemplated under this Agreement other than as mutually agreed upon between the Parties, except as may be required by applicable law or stock exchange rules and any public statements or disclosure that contain such information as is otherwise disclosed in accordance with applicable law or stock exchange rules.

9.2	Confidentiality

Each Party will hold, and will use its reasonable efforts to cause its controlled Affiliates, and their respective representatives and advisers to hold, in strict confidence from any Person (other than its Affiliates or their representatives or advisers), (i) unless compelled to disclose by judicial or administrative process or by other requirements of law or regulations derived therefrom, including stock exchange rules and regulations, or (ii) unless disclosed in an action or proceeding brought by a Party in pursuit of its rights or in the exercise of its remedies hereunder, all documents and information concerning the other Party or any of its affiliates furnished to it by such Party or its representatives and advisers in connection with this Agreement or the transactions contemplated hereby, except to the extent that such documents or information can be shown to have been:

i.	previously known by the Party receiving such documents or information;

ii.	in the public domain (either prior to or after the furnishing of such documents or information hereunder) through no fault of such receiving Party; or

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iii.	later acquired by the receiving Party from another source if the receiving Party is not aware that such source is under an obligation to another Party hereto to keep such documents and information confidential;

provided, however, that the foregoing restrictions will not apply to Buyer’s use of documents and information concerning the Manufacturing Process and the Purchased Assets furnished by Seller hereunder (which documents and information shall be considered the Confidential Information of Buyer from and after the Effective Date).

9.3	Notices under this Asset Purchase Agreement

Save as otherwise provided in this Agreement, all notices or other communications which are required or permitted under this Agreement shall be in writing, in the English language and delivered personally or sent by international courier or electronic mail (e-mail), addressed as follows:

if to Seller, at:

Flisom AG

Attention: Rahul Budhwar, CEO

Gewerbestrasse 16

8155 Niederhasli

Switzerland

rahul.b@flisom.com

if to Buyer, at:

Ascent Solar Technologies Inc.

Attention: Jeffrey Max

12300 Grant Street, Suite 160

80241 Thornton CO

USA

jmax@ascentsolar.com

if to Deutsche Bank AG, Singapore Branch, at:

Deutsche Bank AG, Singapore Branch

One Raffles Quay, Level 17 South Tower

Singapore 048583

Email: manav.malik@db.com

A Party may by notice of at least 5 Business Days to the other Party change the address or e-mail-address to which such notices and communications to it are to be delivered.

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9.4	Entire Agreement

This Agreement and the other documents contemplated to be delivered or executed in connection herewith contain the entire agreement between the Parties hereto and supersedes any and all prior agreements, arrangements or understandings between the Parties relating to the subject matter hereof. No oral understandings, statements, promises or inducements contrary to this Agreement exist.

9.5	Incorporation by Reference

All Exhibits and Annexes to this Agreement and all documents delivered as part hereof or incident hereto, are incorporated as part of this Agreement by reference.

9.6	Waiver and Modification

The failure of any of the Parties to enforce any of the provisions of this Agreement or any rights with respect thereto shall in no way be considered as a waiver of such provisions or rights or in any way to affect the validity of this Agreement. The waiver of any breach of agreement by any Party hereto shall not operate to be construed as a waiver of any other prior or subsequent breach.

This Agreement (including this Section  9.6) may be amended only in writing through a document duly signed by each Party. Provided however that each Party acknowledges and accepts that until all amounts owed by the Seller under the DB Facility Agreement have been repaid in full, neither Party may amend this Agreement without the prior written consent of Deutsche Bank AG, Singapore Branch.

9.7	Severability

If any provision of this Agreement is held to be invalid or unenforceable for any reason it shall be revised rather than rendered void, if possible, in order to achieve the intent of the Parties to the fullest extent possible. In any event, all other provisions of this Agreement shall be deemed valid and enforceable to the fullest extent possible.

9.8	Expenses and Costs

Except as otherwise provided in this Agreement, each Party shall pay its own costs and expenses relating to the transactions contemplated by this Agreement.

9.9	No Assignment

Neither this Agreement nor any rights or obligations thereunder shall be assigned by any Party, without the prior written consent of the other Party; provided, however, that Buyer may in its sole discretion assign, in whole or in part, its rights and obligations pursuant to this Agreement (a) to one or more of its Affiliates, (b) to any of its or its Affiliates’ lenders as collateral security or (c) in connection with a change of control involving Buyer or any of its Affiliates or the disposition of the Purchased Assets or any part thereof.

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9.10	No Set-Off

Buyer shall not be entitled to set-off any of its claims it may have against Seller, or otherwise withhold the proper payment of, any amount payable by Buyer to Seller under or pursuant to this Agreement, regardless if such claim of Buyer against Seller has arisen under or in connection with this Agreement or otherwise.

9.11	Governing Law, Arbitration

9.11.1	Governing Law

This Agreement shall be subject to and governed by substantive Swiss law (excluding the United Nations Convention on Contracts for the International Sale of Goods (CISG) of 11 April 1980).

9.11.2	Arbitration

Any dispute, controversy or claim arising out of, or in relation to, this Agreement, including the existence, formation, interpretation, validity, invalidity, performance, breach, or termination thereof, shall be resolved by arbitration in accordance with the Swiss Rules of International Arbitration of the Swiss Chambers’ Arbitration Institution (the “Rules”) in force on the date on which the Notice of Arbitration (as defined in the Rules) is submitted in accordance with the Rules. The number of arbitrators shall be three; each Party shall be entitled to appoint one arbitrator and the arbitrators appointed by the Parties shall appoint the third arbitrator who shall chair the arbitral tribunal. The seat of the arbitration shall be Zurich, Switzerland. The arbitral proceedings shall be conducted in English language.

9.12	Interpretation

The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement. For purposes of this Agreement, (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein to Articles, Sections and Exhibits mean the Articles and Sections of, and Exhibits attached to, this Agreement. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Schedules, Exhibits and Annexes referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein. Any reference to “$”, “US Dollars” or “USD” is to the lawful currency of the United States from time to time.

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9.13	Insurance

9.13.1	All insurance policies providing coverage related to the Purchased Assets in effect as of the Effective Date, together with all rights, benefits and privileges thereunder, will be, to the extent transferable, transferred to Buyer with effect on the Effective Date pursuant to art. 54 para. 1 of the Swiss Federal Act of 2 April 1908 on Insurance Policies. Seller will inform the respective insurers immediately following the execution of the transactions contemplated by this Agreement.

9.13.2	All insurance policies providing coverage related to the Purchased Assets in effect as of the Effective Date that are not transferrable (the “Excluded Policies”), together with all rights, benefits and privileges thereunder, will be retained by Seller or any applicable Affiliate of Seller for a period of not less than 60 days from the Effective Date, with applicable costs and expenses relating to such coverage for the Purchased Assets to be borne by Buyer in accordance with the terms of the Transition Service Agreement. During such time:

i.	Buyer will have the right to assert claims (and Seller or the applicable Affiliate of Seller will assist Buyer in asserting claims) for any loss, Liability or Damage with respect to the Purchased Assets under the Excluded Policies which are “occurrence basis” policies that provide coverage with respect to the Purchased Assets (“Occurrence Basis Policies”) arising out of insured incidents occurring from the date coverage thereunder first commenced on or before the 60th day after the Effective Date, to the extent that the terms and conditions of any such Occurrence Basis Policies and agreements relating thereto so allow; and

ii.	Seller or the applicable Affiliate of Seller will continue to prosecute claims (and Seller or the applicable Affiliate will, as appliable, assist Buyer in prosecuting any claims) for any loss, liability or damage with respect to the Purchased Assets properly asserted with the insurance carrier prior to the Effective Date or on or before the 60th day after the Effective Date under such Excluded Policies which are “claims made basis” policies and which provide coverage with respect to the Purchased Assets (“Claims Made Policies”) arising out of insured incidents occurring from the date coverage thereunder first commenced until the 60th day after the Effective Date to the extent that the terms and conditions of any such Claims Made Policies and agreements relating thereto so allow.

9.13.3	Seller or the applicable Affiliate of Seller will surrender to Buyer after the Effective Date any insurance proceeds received by Seller or any Affiliate of Seller under an Excluded Policy with respect to the Purchased Assets, to the extent that Buyer has incurred Damages, expenses or costs in connection therewith. As and to the extent necessary to maintain any such Excluded Policies, Seller will obtain tail coverage with respect to its Claims Made Policies, the cost of which tail coverage (or the portion thereof attributable to the Purchased Assets) shall be borne by Buyer in accordance with the terms of the Transition Service Agreement, provided that, prior to obtaining any such tail coverage, Seller shall provide written notice to Buyer thereof. Effective from and after the Effective Date and for a period of no less than 60 days thereafter, Seller or the applicable Affiliate of Seller will add Buyer as an additional insured, with respect to the Purchased Assets, under each of the Occurrence Basis Policies and Claims Made Policies providing coverage with respect thereto. The costs of such addition of Buyer as an additional insured by Seller or the applicable Affiliate of Seller, with respect to the Purchased Assets, will be borne by Buyer in accordance with the terms of the Transition Service Agreement.

9.14	Further Cooperation

At the reasonable request of Buyer, Seller shall execute and deliver any instruments, and do and perform any other acts and things as may be reasonably necessary or desirable to effect and evidence the transactions contemplated hereby and to maintain, defend and enforce the transfer of ownership in the Purchased Assets from Seller to Buyer, including the execution, acknowledgment and recordation of any instruments and searching for and delivering documents. If, after the Effective Date, Seller or any of its Affiliates receives or otherwise discovers it is in possession of any asset that is a Purchased Asset, Seller promptly shall remit, or shall cause to be remitted, such Purchased Asset to Buyer without the payment of any additional consideration, and Seller agrees that any such Purchased Asset is held in trust for Buyer pending such transfer.

9.15	Definitions

Capitalized terms used in this Agreement have the meanings assigned to such terms as set forth in the body of this Agreement and referenced in Annex 1 to this Agreement.

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Signature Page

Flisom AG

/s/ Rahul Budhwar		/s/ Marc Kaelin
Name:	Rahul Budhwar, CEO	Name:	Marc Kaelin, deputy CEO

Ascent Solar Technologies Inc.

/s/ Jeffrey Max
Name:	Jeffrey Max
CEO

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Exhibit 1.1.1 – Seller Closing Deliverables

a) duly executed copies of the Transition Service Agreement, the Sublease Agreement, the IP License Agreement and such other good and sufficient instruments of conveyance, assignment and transfer as Buyer shall reasonably request with respect to the execution of the transactions contemplated by this Agreement;

b) duly executed copies of the Ancillary Agreements to be executed and delivered on the Effective Date to which Seller is a party;

c) evidence, in form and substance reasonably acceptable to Buyer, of the release of any Liens on the Purchased Assets;

d) evidence, in form and substance reasonably acceptable to Buyer, of satisfaction of all outstanding payment obligations and other Liabilities (including all accrued rent payments or other amounts that may be due) relating to the lease of the facility at Gewerbestrasse 16, 8155 Niederhasli, Switzerland, including to the extent required to ensure that the Purchased Assets are conveyed to Buyer free and clear of all Liens;

e) a validly executed IRS Form W-8BEN with respect to Seller;

f) an up-to-date extract of the register of commerce of Seller evidencing that no bankruptcy or liquidation proceedings have been opened (i.e., Seller is not in Konkursliquidation);

g) an extract of the register of debt collections (Betreibungsregisterauszug); and

h) any consents required from any third parties or Governmental Authorities for the consummation of the transactions contemplated hereby, in forms reasonably acceptable to Buyer.

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Exhibit 1.1.2 – Buyer Closing Deliverables

a) duly executed copies of the Transition Service Agreement, the Sublease Agreement, the IP License Agreement and such other good and sufficient instruments of conveyance, assignment and as Buyer shall reasonably request with respect to the execution of the transactions contemplated by this Agreement;

b) duly executed copies of the Ancillary Agreements to be executed and delivered on the Effective Date to which Buyer is a party; and

c) payment of the Purchase Price by Buyer in accordance with Section 7.

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Exhibit 3.1- Purchased Equipment

a) the fixed assets, machines, and equipment listed on Annex 3.1 to this Exhibit 3.1 and any other equipment, tools, raw materials, machines and fixed assets used or held for use primarily in connection with such listed equipment as aforesaid or in relation to the Manufacturing Process, including any replacements or spare parts therefore (all of the aforesaid being collectively referred to as the “Specified Equipment”);

b) all inventory (including work-in-progress inventory) used or held for use by Seller as of the date hereof and produced for or through the use of the Specified Equipment or in connection with the Manufacturing Process;

c) any counterclaims, setoffs or defenses that may be available with respect to any Assumed Liabilities;

d) all rights, claims, credits, causes of action or rights of set off with respect to third parties to the extent relating to or arising from the Purchased Assets or the Assumed Liabilities, including rights under vendors’ and manufacturers’ warranties, indemnities or guaranties; and

e) all books, records, ledgers, files, documents, financial and accounting records, machinery and equipment maintenance files, customer lists, customer purchasing histories, price lists, distribution lists, supplier lists, production data, quality control records and procedures, customer complaints and inquiry files, correspondence with any Governmental Authority, operation manuals and procedures, sales material and records (including pricing history, total sales, terms and conditions of sale, sale and pricing policies and practices), strategic plans, lists, plats, architectural plans, drawings, specifications, creative materials, advertising, marketing and promotional materials, studies, reports, and other printed or written materials used and/or useful in the operation of the Purchased Assets.

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Exhibit 8.1 - Representations and Warranties of Seller

Seller hereby represents and warrants to Buyer that the following representations are true and complete as of the Effective Date:

A. Organization. Seller is a corporation organized and existing under the laws of Switzerland, registered under company identification number CHE-112.438.042 with the Commercial Register of the Canton of Zurich, with registered office at Gewerbestrasse 16, 8155 Niederhasli, Switzerland, in good standing and validly existing under the laws of Switzerland and has full corporate power and authority to carry on its business as now conducted.

B. Authorization. This Agreement and the Ancillary Agreements to which Seller is or will be a party have been, or upon their execution and delivery hereunder will have been, duly and validly executed and delivered by Seller and constitute, or will constitute, valid and binding agreements of Seller enforceable against Seller in accordance with their respective terms, subject to (a) laws of general application relating to bankruptcy, insolvency, and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies. Seller has all requisite corporate power and authority to execute and deliver this Agreement and carry out the transactions contemplated in this Agreement and the Ancillary Agreements. All requisite action on the part of Seller has been taken to authorize the execution and delivery of this Agreement and the Ancillary Agreements to which Seller is or will be a party.

C. Title to Assets. Seller has good, valid and marketable title to all of the Purchased Assets, free and clear of all Liens. Upon the consummation of the transactions contemplated by this Agreement, Buyer shall have good, valid and marketable title in, and all of Seller’s right, title and interest in and to, all of the Purchased Assets, free and clear of any Lien.

D. Litigation. To the knowledge of Seller, there are no Actions pending before any Governmental Authority or against Seller that question or challenge the validity of this Agreement or any of the Ancillary Agreements to which Seller is or will be a party, or any of the transactions contemplated herein or therein.

E. No Transferring Liabilities. To the knowledge of Seller, as of the Effective Date Seller has no outstanding obligations or Liabilities (except as disclosed by Seller to Buyer prior to the date hereof), of any kind whatsoever, which transfer by operation of applicable law to Buyer.

F. Transfer of Purchased Assets on “as-is where- is” basis. The Buyer agrees that the sale and transfer of the Purchased Assets by the Seller under the terms hereof, is on an “as-is where-is” basis, and further, the Seller makes no representations as to the quality or fitness of purpose of the Purchased Assets.

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Exhibit 8.2 - Representations and Warranties of Buyer

Buyer hereby represents and warrants that the following representations are true and complete as of the Effective Date, except as otherwise indicated:

A. Organization and Valid Existence. Buyer is a corporation organized under the laws of the State of Delaware and has full power and authority to carry on its business as now conducted and as proposed to be conducted. Buyer is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property, or results of operations of Buyer.

B. Authorization. This Agreement and the Ancillary Agreements to which Buyer is or will be a party have been, or upon their execution and delivery hereunder will have been, duly and validly executed and delivered by Buyer and constitute, or will constitute, valid and binding agreements of Buyer enforceable against Buyer in accordance with their respective terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally or (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies. Buyer has all requisite power and authority to execute and deliver this Agreement and the other Ancillary Agreements to which it is or will be a party and to carry out and perform the transactions contemplated in this Agreement and the Ancillary Agreements to which it is or will be a party. As of the Effective Date, all requisite corporate action on the part of Buyer has been taken to authorize the execution and delivery of this Agreement and the Ancillary Agreements to which Buyer is or will be a party, and to pay the Purchase Price at the Effective Date.

C. Litigation. There are no Actions pending before any Governmental Authority, or to Buyer’s knowledge, threatened or reasonably expected, against Buyer that question or challenge the validity of this Agreement or any of the Ancillary Agreements to which Buyer is or will be a party, or any of the transactions contemplated herein or therein.

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Exhibit 8.3 - Compensation in case of breaches of Representations and Warranties / Limitation of Liability

A. Survival of Representations and Warranties. Except for any claims based upon, arising out of or in connection with any fraud, intentional misrepresentation or willful misconduct by a Party (which claims shall survive indefinitely), all of the representations and warranties of the Parties contained in this Agreement shall survive until sixty (60) days following the expiration of the applicable statute of limitations (giving effect to any waiver, mitigation or extension thereof). Notwithstanding the foregoing, if prior to the expiration of the relevant claims period specified above, a party entitled to indemnification hereunder for a breach of Representation and Warranty shall have asserted a claim made in good faith for indemnification hereunder and such claim shall not have been fully resolved or disposed of at such date, such claim shall continue to survive and shall remain a basis for indemnification hereunder until such claim is finally resolved or disposed of in accordance with the terms hereof (whether or not the claim has been filed with the applicable Governmental Authority at the expiration of the specified period of survival), provided that the relevant Party commences judicial proceedings against the other Party within three (3) months after the expiry of the relevant time limitation.

B. Indemnification by Seller. Seller shall indemnify, defend and hold harmless Buyer, its officers, directors, agents, Subsidiaries, attorneys, employees (including employees of Buyer’s Subsidiaries), and each Person, if any, who controls or may control Buyer (each a “Buyer Indemnified Person” and collectively “Buyer Indemnified Persons”), from and against any and all Damages, asserted against, resulting from, imposed upon, or incurred or suffered, by any of the Seller Indemnified Persons as a result of or arising from or in connection with (i) the breach of any of any representation and warranty, or (ii) fraud or intentional misrepresentation by or on behalf of the Seller.

C. Indemnification by Buyer. Buyer shall indemnify, defend and hold harmless Seller, its officers, directors, agents, Subsidiaries, attorneys, employees (including employees of Seller’s Subsidiaries), and each Person, if any, who controls or may control Seller (each a “Seller Indemnified Person” and collectively “Seller Indemnified Persons”), from and against any and all Damages, asserted against, resulting from, imposed upon, or incurred or suffered, by any of the Seller Indemnified Persons as a result of or arising from or in connection with the breach of any of any representation and warranty.

D. Tax Treatment. The Parties shall treat for Tax purposes any indemnity payment made pursuant to this Agreement as an adjustment to the total Purchase Price (except as otherwise required by Law, in which case such payment will be made in amount sufficient to indemnify the relevant Buyer Indemnified Person or Seller Indemnified Person on an after-Tax basis).

F. General limitation of Claims. No liability shall attach to Seller under this Agreement where the individual claim is less than USD 50,000 (the “De Minimis Amount”). The aggregate liability of Seller under this Agreement shall not exceed the amount of USD 2,000,000.

G. Exclusivity of Remedies. The Parties are in agreement that the remedies, which Buyer may have against Seller in connection a breach of the representations and warranties contained herein are exclusively governed by this Agreement, and the remedies provided for by this Agreement shall be the exclusive remedies available to Buyer against Seller in case of a breach of the representations and warranties contained herein. In particular, and without limitation to the forgoing, Buyer explicitly waives: (i) any and all rights pursuant to Sections 192 et. seq. and 197 et seq. of the CO and any other rights of a similar nature and (ii) the right of contract rescission under Sections 24 and 205 of the CO or otherwise.

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Annex 1 – Defined Terms

As used in this Agreement, the following terms shall have the meanings set forth or referenced below:

A. “Action” means any notice of noncompliance or violation, or any claim, demand, action, suit, audit, assessment or arbitration, or any request (including any request for information), proceeding or investigation, by or before any Governmental Authority.

B. “Affiliate” means, as to any Person, any other Person that controls, is controlled by, or is under common control with, such Person; as used in this definition, “control” means (a) the ownership of more than 50% of the voting securities or other voting interest of any Person (including attribution from related parties), or (b) the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by Contract or otherwise that directly or indirectly through one or more intermediaries is controlled by, or is under common control with, another Person.

C. “Ancillary Agreements” means all documents, agreements, instruments and certificates executed and delivered pursuant to this Agreement, including, without limitation, the Transition Services Agreement, Subcontractor Agreement, Sublease Agreement and IP License Agreement.

D. “Business Day”

means a day (i) other than Saturday or Sunday and (ii) on which commercial banks are open for business in New York, New York and Zurich, Switzerland.

E. “Confidential Information” means all information of a proprietary or confidential nature which is not in the public domain (provided that Personal Information shall be deemed “Confidential Information” even if in the public domain) and which relates to customers, products, technology, financial, employment, manufacturing or other affairs of a business, including: (i) information relating to the manufacture of goods, marketing of goods or services, including without limitation customer names and lists and other customer details, markets, sales, marketing and distribution activities, marketing plans, sales targets, sales statistics, market share statistics, prices, market research reports and surveys, and advertising or other promotional materials; (ii) information relating to research and development, product development, future projects, business strategy, business development or planning, commercial relationships and negotiations; (iii) any unpatented, secret or proprietary manufacturing or research know-how, expertise, technical or other information, including without limitation all related ideas, concepts, methods, inventions, designs, drawings, discoveries, data, formulae, processes, techniques and specifications, source code, object code, products, product plans and all formulations, specifications and grade names of products; and (iv) Personal Information Processed by the Seller.

F. “Contract” means any written or oral contract, subcontract, or other legally binding agreement, understanding, commitment, arrangement or instrument, and each and every amendment, extension, exhibit, attachment, schedule, addendum, appendix, statement of work, change order and any other similar instrument or document relating thereto.

G. “Damages” means damage (Schadenersatz) as to be determined in accordance with applicable law and indirect damages suffered by third-parties.

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H. “DB Facility Agreement ” means that certain Facility Agreement, dated as of December 22, 2022, by and between Flisom AG and Deutsche Bank AG, Singapore Branch, as amended / varied from time to time.

I. “Excluded Taxes” means any liability for Taxes (i) of Seller (or any stockholder, member, or Affiliate of Seller) for any period; (ii) relating to the Manufacturing Process or the Purchased Assets in respect of any Pre-Closing Tax Period; or (iii) imposed on Buyer as a transferee or successor, by Contract or pursuant to any Law with respect to liabilities, actions or relationships of Seller or any of its Affiliates existing on or prior to the Effective Date or by agreements entered into or transactions entered into on or prior to the Effective Date. Any VAT in connection with Seller’s VAT assessment basis and the level of use entitling to an input tax deduction in respect of the assets transferred are explicitly not considered Excluded Taxes.

J. “Governmental Authority” means, in any jurisdiction, any federal, state, local, municipal, county, foreign or other governmental, quasi-governmental, administrative or regulatory authority, body, agency, court, tribunal, commission or other similar governmental entity (including any branch, department, agency or political subdivision thereof), any self-regulating body of similar standing or any arbitrator or arbitral body.

K. “knowledge of Seller” means the knowledge after reasonable investigation of Marc Kaelin and Rahul Budhwar.

L. “Law” shall mean all applicable federal, foreign, state, provincial and local laws, ordinances, rules, statutes, codes, regulations, treaties and constitutions and all orders, writs, injunctions, awards, judgments or decrees or any other requirement or rule of law.

M. “Liability” shall mean any direct liability, indebtedness, obligation, guarantee or endorsement related to the Purchased Assets, whether accrued or unaccrued, whether absolute or contingent, whether due or to become due, or whether liquidated or unliquidated.

N. “Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust (charitable or non-charitable), unincorporated organization, other form of business entity or Governmental Authority.

O. “Personal Information” means (a) any and all information relating to a Person that can be used to identify, locate or contact such Person, alone or when combined with other personal or identifying information, including, without limitation, (i) such Person’s name, social security number, date and place of birth, parents’ maiden name, geolocation or biometric records; and (ii) any other information that is linked or linkable to such Person, such as medical, educational, financial, and employment information; and (b) any and all other information that constitutes “personal data”, “personal information” or “personally identifiable information” under any applicable Privacy Obligation and the Swiss Federal Act of 25 September 2022 on Data Protection.

P. “Pre-Closing Tax Period” means any Tax period (or portion thereof) ending on or before the Effective Date.

Q. “Process” or “Processing”

means any operation or set of operations which is performed on data, or on sets of data, including Personal Information, whether or not by automated means, such as the receipt, access, acquisition, arrangement, collection, copying, creation, maintenance, modification, recording, organization, processing, compilation, selection, structuring, storage, visualization, adaptation, alteration, retrieval, consultation, use, disclosure by transfer, transmission, dissemination or otherwise making available, alignment or combination, restriction, disposal, erasure or destruction, or instruction, training or other learning relating to such data or combination of such data.

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R. “Subsidiary” means any corporation, partnership, limited liability company or other Person of which Seller, either alone or together with one or more Subsidiaries or by one or more other Subsidiaries (i) directly or indirectly owns or purports to own, beneficially or of record securities or other interests representing more than 50% of the outstanding equity, voting power, or financial interests of such Person or (ii) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such Person’s board of directors or other governing body.

S. “Tax” or “Taxes” shall mean:

(i) all taxes, assessments and other governmental charges, duties, impositions, levies, customs, tariffs and fees including income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, gains, alternative minimum, withholding, payroll, employment, unemployment, estimated, recapture, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes imposed by a Governmental Authority, together with any interest, additions or penalties with respect thereto;

(ii) any liability for any amounts of the type described in clauses (i), (iii), and (iv) of a predecessor entity, as a transferee or arising by operation of law;

(iii) any liability for the payment of any amounts of the type described in clauses (i), (ii), or (iv) as a result of being a member of an affiliated, consolidated, combined, or unitary group for any period (including any arrangement for group or consortium Tax relief or similar arrangement); and

(iv) any liability for the payment of any amounts of the type described in clauses (i), (ii), or (iii) as a result of any express or implied obligation to indemnify any other person or as a result of any obligation under any agreement or arrangement to make any payment determined by reference to the Tax liability of a third party.

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